

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2019

Scott McNeill
Chief Executive Officer
Switchback Energy Acquisition Corporation
5221 N. O'Connor Boulevard, 11th Floor
Irving, TX 75039

      Re: Switchback Energy Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted May 24, 2019
           CIK No. 0001777393

Dear Mr. McNeill:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed May 24, 2019

Our Company, page 2

1.   We note your disclosure regarding your management team's experience with RSP, and we refer to the fourth paragraph of this section. Please remove this paragraph from the summary section, as it appears to be marketing language and not directly related to the company.

Risk Factors, page 28

2.   Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an economic incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines

in value and is unprofitable for public investors. We note that you have a risk factor on page 48 addressing the separate risk that the founder shares will be worthless if you do not complete an initial business combination.

General

3.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker at 202-551-3611 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Transportation and Leisure